Rebecca G. DiStefano

Tel +1.954.768.8221

distefanor@gtlaw.com

February 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Donald Field
Dietrich King

Re:	Tropical Racing, Inc. Draft Offering Statement on Form 1-A Submitted December 31, 2020 CIK No. 0001746611

Dear Mr. Field and Mr. King:

On behalf of our client Tropical Racing, Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated January 27, 2021 (the “Comment Letter”), with respect to the Draft Offering Statement on Form 1-A submitted December 31, 2020 (the “Draft Offering Statement”).  For convenience, the number of each response set forth below corresponds to the numbered comment in the Comment Letter, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement as filed with the Commission on the date hereof (the "Offering Statement").

**************

Greenberg Traurig, P.A.  ■  Attorneys at Law  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Field and Mr. King
Securities and Exchange Commission
February 12, 2021

Draft Offering Statement on Form 1-A

Summary, page 9

1.

We note that your audit report contains a going concern qualification. Please revise the Summary section to disclose that your auditor's report contains a going concern qualification. Please also disclose your limited revenue and substantial net losses for the financial periods included within the offering statement.

Response:  The Company respectfully acknowledges this comment.  We have revised the “Summary” section on page 9 as requested to disclose the going concern qualification contained in our auditor’s report and our limited revenue and substantial net losses for the financial periods included within the Offering Statement.

Risk Factors, page 13

2.

We note that you have a large liability due to a shareholder. Please revise to include a risk factor discussing this related-party liability and any associated risks. Please also revise the Transactions with Related Persons section on page 48 to disclose this related-party liability.

Response:  The Company respectfully acknowledges this comment.  We have revised our disclosure to include a risk factor discussing our outstanding related-party liability with the Company’s President, Troy Levy, which represents unpaid salary.  In addition, we have expanded our disclosure in the “Transactions with Related Persons” section on page 48 to disclose this related-party liability and provide the amounts owed to Mr. Levy on such liabilities as at December 31, 2018 and 2019.

Prospective investors must undertake their own due diligence, page 18

3.	Please delete this risk factor as it contains inappropriate disclaimers regarding the contents of the offering statement. Refer to Rule 252(a) of Securities Act of 1933.

Response:  The Company respectfully acknowledges this comment and has deleted this risk factor in its entirety.

Description of Business

COVID-19 Pandemic, page 25

4.

Please expand your discussion of the impact of the COVID-19 pandemic on your business. In doing so, please address the impact, if any, that shutdowns have had on racing, auction and breeding activities. For example, please address the impact that shutdowns have had on your business, quantifying, if possible, the impacts on revenue. Please make conforming revisions to the risk factor disclosure on page 13. For guidance, please refer to the CF Disclosure Guidance Topic: Coronavirus (COVID-19) (3/25/2020), which is available on our website.

Response:  The Company respectfully acknowledges this comment.  We expanded our disclosure to state that the Company was unable to partake in the Keeneland 2020 Spring Race Meet, scheduled for April 2 -24, due to its cancellation based on health and safety concerns surrounding the outbreak of COVID-19.  As a result, the Company transported certain of its horses back to Florida from Kentucky earlier than expected and did not transport certain of its horses from Florida to Kentucky as the Company would do under normal conditions.  In addition, the Churchill Downs Racetrack postponed its meet three weeks later than it normally would take place in May, which caused the Company to adjust its horse shipping schedule.  In addition, we expanded our disclosure to state that management believes there has been no significant impact on the Company’s revenues due to the COVID-19 pandemic, as the well-being of the Company’s horses (including any breeding activities) has not been affected to date.   Throughout the pandemic, the horses are receiving care on a daily basis and medical attention as needed. Moreover, we expanded our disclosure to address the impact the COVID-19 pandemic had on our auctioning activities. During the beginning of the COVID-19 pandemic, a few of the sales auctions in which we normally participate were cancelled.  Nonetheless, sales companies have adapted by upgrading their online bidding systems to make it easier to purchase horses virtually, including adding videos of the horses online and making it more accessible for veterinarians to obtain x-rays and video scopes for potential purchases online.  As a result, we have been able to acquire horses at the same anticipated rate as before the COVID-19 pandemic.

Greenberg Traurig, P.A.  ■  Attorneys at Law  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Field and Mr. King
Securities and Exchange Commission
February 12, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

5.

Please revise your discussion of your results of operations for the years ended December 31, 2019 and 2018 and the six month period from January 2019 to June 2019 compared to the six months January 2020 to June 2020 so that all of the amounts included in your discussion agree to the amounts reflected in your consolidated financial statements for these periods. In this regard, we note that the revenue, net loss, horse and ranch expense, general and administrative expense amounts discussed for these periods do not agree to the amounts in your audited and interim financial statements. Please revise accordingly.

Response:  The Company respectfully acknowledges this comment.  We revised our discussion of our results of operations for the years ended December 31, 2019 and 2018 and the six months period from January 2019 to June 2019 compared to the six months January 2020 to June 2020 so that all of the amounts included in our discussion agree to the amounts reflected in our consolidated financial statements for these periods.  In addition, we have made conforming changes throughout the Offering Statement.

Plan of Operations, page 42

6.

Please disclose whether management expects that in the future it will be able to operate the business profitably. In doing so, please address the conditions management believes would be necessary to achieve profitable operation. To the extent any such conditions entail material risks, please revise your risk factor disclosure accordingly.

Response:  The Company respectfully acknowledges this comment.  We revised our disclosure to state that over the past two fiscal years, the Company has focused primarily on increasing its asset base, including the development of the Grassy Springs farm, rather than revenue generating activities including buying and selling horses. We will attempt to operate the business profitably in the future, although management believes the Company will need financing from this offering and potentially additional financing for at least eighteen (18) months before profitable operations could occur.  In the future, using the proceeds of the offering, the Company will be able to focus on building its inventory of horses in order to later generate revenues, both by selling such horses through the Company’s syndication process and through thoroughbred racing activities.  The Company initially acquired horses in order to build its inventory. Once the Company’s broodmares had their foals, the Company has been able to increase its inventory of horses in-house.  The Company commenced operations with two (2) broodmares and now owns sixteen (16) broodmares.  The Company has further disclosed in “Plan of Operations” that management believes that these broodmares will generate revenues for the Company through the syndication process and by such horses participating in thoroughbred racing activities.  The Company’s management team also believes that its syndication process, which offers group partnerships where investors can purchase a percentage of one horse or a group of horses, offers its investors a positive and personal ownership experience which will empower such investors to reinvest and expand their ownership positions further. Management can provide no assurances its business model will ever achieve profitable operations.

Greenberg Traurig, P.A.  ■  Attorneys at Law  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Field and Mr. King
Securities and Exchange Commission
February 12, 2021

Part F/S

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Account Policies

Revenue Recognition, page F-10

7.

We note your statement that “The Company adopted Topic 606 on January 1, 2018.” However, your revenue recognition policy on page F- 10 and F-28 appears to still describes revenue recognition in accordance with the old guidance of ASC 605. Please update you accounting policy to clearly describe how and when you recognize revenue for purse winnings and syndication fees. Please be detailed and specific to your business. Also, please revise your audited financial statements to disclose the impact that adopting ASC 606 had on the Company's consolidated financial statements.

Response:  The Company respectfully acknowledges this comment.  We have updated our disclosure to describe how and when we recognize for purse winnings and syndication fees. Purse winnings represent revenues earned from winning thoroughbred races and syndication fees represent revenues earned for monthly maintenance of syndicated horses.  Under “Note 3 – Revenue Recognition”, we included a table in which revenues are disaggregated by timing of satisfaction of performance obligations. Revenues from performance obligations satisfied at a point in time consist of purse winnings and syndication fees. The Company does not have revenues from performance obligations satisfied over time. As of December 31, 2019 and 2018, there were no contract assets or liabilities related to the timing of revenue transactions.

For purse winnings, the Company determined that there is one performance obligation and revenues are recognized at the point in time when the service has been delivered and the performance obligation has been met which is generally determined at the completion of each race. For syndication fees, the Company determined that the contract is comprised of multiple performance obligations and revenues are recognized at a point in time based on the satisfaction of the performance obligations. The allocated transaction price is determined based on the stand-alone selling price of each service allocated to each performance obligation. The Company applies the practical expedient under ASC 606-10-55-18, which allows the Company to recognize revenues in an amount equal to which the Company has the right to invoice. As of December 31, 2019 and 2018, there were no material unsatisfied performance obligations related to syndication fees. The Company elected to utilize the full retrospective method. The transition effect of the standard had an immaterial impact on the Company based on the nature of its revenue contracts. Generally, no material adjustments were required to the consolidated financial statements to comply with Topic 606.

Greenberg Traurig, P.A.  ■  Attorneys at Law  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Field and Mr. King
Securities and Exchange Commission
February 12, 2021

We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:        Mr. Troy Levy, President

Greenberg Traurig, P.A.  ■  Attorneys at Law  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477